Exhibit 3

2Q 2019 RESULTS July 26, 2019

This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect current expectations and projections about future events of CEMEX Holdings Philippines, Inc. (“CHP”) based on CHP’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CHP’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CHP or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CHP’s exposure to other sectors that impact CHP’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CHP operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CHP’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the ultimate parent company of the major shareholder of CHP, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CHP’s and CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CHP’s cost-reduction initiatives and implement CHP’s pricing initiatives for CHP’s products; the increasing reliance on information technology infrastructure for CHP’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CHP’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CHP’s business. The information contained in these presentations is subject to change without notice, and CHP is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CHP’s prices for products sold or distributed by CHP or its subsidiaries. Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries

2019 Updates ✓ Major works for Solid Cement new Various civil works already being line expansion to start in 2019 undertaken by main project contractor ✓ Implement new supply chain Achieved 4 pp reduction year-over-year initiatives to lower distribution cost as in the first six months of the year a percentage to sales by 1 to 2 pp ✓ Further increase in cement 3 pp lower clinker utilization in the first production via lower clinker utilization half compared to full year 2018 Full shift to new lower-grade coal mix ✓ Shift in coal mix for greater cost in the second half. Utilized remaining efficiency hedged coal inventory during 2Q19. 3

Domestic Cement Volumes and Prices 6M19 vs. 2Q19 vs. 2Q19 vs. 6M18 2Q18 1Q19 Domestic Volume (2%) (2%) (3%) Cement Price (PHP) 6% 5% 1% Domestic cement volumes decreased by 2% year-over-year during the second quarter. Performance reflects a slowdown in construction activity related to the delayed approval of the national budget and mid-term elections held in May. Sales also affected by Holy Week and election holidays. • Adjusting for holidays, average daily sales volumes increased by 3% year-over-year during the quarter. • Demand mainly supported by growth in the non-residential sector driven by continued activity from business-process-outsourcing firms and offshore-gaming operations. On a year-to-date basis, domestic cement volumes also decreased by 2% compared with the same period last year. Domestic cement prices were 5% higher year-over-year during the second quarter, a result of price adjustments implemented in 2018. Sequentially, domestic cement prices were 1% higher, reflecting changes in regional and product mix. 4

Net Sales Net sales increased year-over-year by 2% during the second Net Sales1 quarter and by 4% during the first six months of the year. +4% +2% 11,879 12,356 5,988 6,119 2Q18 2Q19 6M18 6M19 1 5 Millions of Philippine Pesos

Private Sector Construction employment increased by 5% year-over-year in 2Q19, slower than the 13% growth in 1Q19 but Total Approved Building Permits marking an all-time high at 4.2 million persons. Year-over-year % growth based on floor area1 The residential sector was stable during the quarter, 40 but is expected to grow during the rest of the year given 35 favorable macroeconomic conditions such as easing 30 inflation, lower borrowing rates, and higher remittances. 25 20 The non-residential sector continues to be driven by 15 activity from the outsourcing industry, requirements for 10 11 flexible office spaces, and operations by offshore 5 gaming firms. 0 -5 More activity is expected in the second half of the year -10 as the government rolls out infrastructure projects that -15 target to improve linkages creating an attractive -20 environment for private investment. -251Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 1 6 Source: Philippine Statistics Authority

Public Sector Disbursements on Infrastructure and Capital Outlays (in PHP billion)1 Disbursements on Infrastructure and Capital Outlays slowed down from February to April and gently picked up in May, growing mid single-digits, to +31% 240 net a year-to-date decrease in infrastructure +53% 220 spending by 5% year-over-year. +49% 200 Disbursements are showing signs of improvement 180 +34% with the government trying to catch up on its 160 spending targets, as moderate spending in the first few months of the year was a result of delays in the 140 budget approval and temporary ban in construction 120 activity related to the mid-term elections held in May. 100 Public spending is expected to stabilize in the second 80 +57% -6% +6% half of the year as the government takes actions to 60 -0.4% expedite the execution of projects related to the 40 -57% “Build, Build, Build” program, including the implementation of a 24/7 work schedule and 20 1Q18 2Q18 3Q18 4Q18 Jan Feb Mar Apr May accelerating administrative processes. 19 19 19 19 19 % Refers to year-over-year growth 1 7 Source: Department of Budget and Management

Cost of Sales

Cost of Sales
(% of net sales)


58%
55%
58%
59%
2Q18
2Q19
6M18
6M19

Fuel and Power
(% of cost of sales)


Fuel
Power
25%
24%
21%
20%
26%
23%
19%
19%
2Q18
2Q19
6M18
6M19

Cost of sales during **6M19** increased by 6% year-over-year, slightly above the growth in sales during the first half. As a percentage of sales, cost of sales was at 59%.

On a unitary basis, **fuel costs** and **power costs** grew mid-single-digits as the use of remaining carry-over hedged coal inventory and more competitive contracted power rates helped mitigate cost increases.

Cost of sales, as a percentage of sales, was 3 pp lower year-over-year in **2Q19** due to timing differences in the charging of APO Cement Plant's scheduled kiln maintenance expenses.

8

Operating Expenses Distribution Selling and Administrative Distribution expenses, as a percentage of (% of net sales) (% of net sales) sales, decreased by 4* pp year-over-year for the first six months of the year mainly due to higher sales from cement imports, and supply-chain-optimization initiatives. Selling and administrative expenses, as a percentage of sales, were flat* year-over-year for the first six months of the year. 22% 18% 20% 17% 13% 12% 12% 13% 2Q18 2Q19 6M18 6M19 2Q18 2Q19 6M18 6M19 * 9 Difference due to rounding

Operating EBITDA and Operating EBITDA Margin Operating EBITDA Variation1 21% Second quarter operating EBITDA increased by 29% year-over-year with 17% an operating EBITDA margin of 21%. Year-to-date, operating EBITDA increased by 18% year-over-year with an operating EBITDA margin of 19%. 19% 17% % Refers to operating EBITDA margin 1 10 Millions of Philippine Pesos

Net Income Net income for first six months of the year benefited mainly from foreign Net Income1 exchange gains and lower income tax expenses. Higher financial expenses due to increases in benchmark rates and debt level. Foreign exchange gains were realized due to the appreciation of the Philippine Peso2 during the first six months of the year. 802 634 Second Quarter January—June (In Millions of Philippine Pesos) 2019 2018 % var 2019 2018 % var Operating earnings 836 513 63% 1,467 1,108 32% Financial expenses, net (360) (278) (29%) (715) (527) (36%) 585 Foreign exchange gain (loss), net 292 (187) N/A 274 (474) N/A—654 - Net income (loss) before income taxes 768 48 1498% 1,027 107 862% Income tax benefit (expenses) (135) (702) 81% (225) (692) 68% Consolidated net income (loss) 634 (654) N/A 802 (585) N/A 2Q18 2Q19 6M18 6M19 1 Millions of Philippine Pesos 11 2 PHP/US$ 51.97 in 6M19 vs PHP/US$ 52.19 in 6M18

2Q 2019 FREE CASH FLOW & GUIDANCE

Free Cash Flow January—June Second Quarter Free cash flow during the first six 2019 2018 % var 2019 2018 % var months reached PHP 1.7 billion after Operating EBITDA 2,372 2,010 18% 1,276 989 29% maintenance CAPEX and PHP 1.3 —Net Financial Expenses 715 527 360 278 billion after strategic CAPEX. —Maintenance Capex 358 362 268 283 —Change in Working Capital (558) (747) (274) (481) —Income Taxes Paid 180 243 88 139 —Other Cash Items (net) (10) (14) (4) (12) Free Cash Flow after 1,687 1,639 3% 839 782 7% Maintenance Capex —Strategic Capex 399 184 334 70 Free Cash Flow 1,288 1,455 (11%) 505 712 (29%) Millions of Philippine Pesos 13

Solid Plant Capacity Expansion Various civil works already being undertaken by main project contractor, CBMI Construction Co., Ltd of China, including site preparation, main platform cutting & levelling, excavations, and construction of ancillary services. Preparatory activities underway, in connection with the construction of a new power line to support existing power infrastructure servicing Solid Plant. New line expected to start operations in the second quarter of 2021. 14

2019 Guidance Cement volumes 3-5% PHP 975 million Maintenance CAPEX Capital expenditures PHP 6,000 million Solid Cement Plant Expansion CAPEX PHP 6,975 million Total CAPEX    15

Update regarding increase in Authorized Capital Stock • CHP’s management continues to believe that an equity capital increase of up to US$ 250 million is the best option for CHP to improve its capital structure, provide balance sheet flexibility, and fund the ongoing Solid Cement Plant expansion. CHP continues to undertake activities with the objective of completing this capital increase. • CHP also highlights that any transaction would be fair, transparent and equitable to all shareholders. • All relevant approvals will be sought and appropriate disclosures would be made to the Securities and Exchange Commission, Philippine Stock Exchange and the public in accordance with regulatory requirements.    16

Q&A SESSION 2Q 2019 RESULTS

2Q 2019 APPENDIX

Debt-related Information In the second quarter of 2019, CHP reached an agreement with BDO Unibank, Inc. (“BDO”) to amend the BDO Facility Agreement dated February 1, 2017, as from time to time amended and/or supplemented (the “Facility Agreement”), mainly to: (i) conform the Facility Agreement with certain changes required due to PFRS16 entering into effect, (ii) exclude from certain financial covenants in the Facility Agreement any principal and interest from certain subordinated loans and advances incurred in relation with the new cement line being built by Solid Cement Corp. that have been made or are to be made to CHP and its subsidiaries by any subsidiary of CEMEX, S.A.B. de C.V. (“CEMEX”), and (iii) allow for certain loans taken by CHP and its subsidiaries with any CEMEX subsidiary to be paid with proceeds from any equity fundraising activity of CHP without having to pay a prepayment fee to BDO under the Facility Agreement. The amendment agreement does not increase the debt level, maturity date or interest cost under the Facility Agreement. 19

Debt Information Maturity Profile1 Related Party Loans2 6,406 6,380 BDO Debt 4,839 Total Debt: PHP 19,049 Avg. life of debt: 3.9 years 4,779 Net Debt to EBITDA3: 4.0x 1,144 1,074 1,601 70 140 140 2019 2020 2021 2022 2023 2024 1 Millions of Philippine Pesos 2 Pertains to loans with CEMEX Asia B.V. 3 Last 12 months Consolidated EBITDA    20

Definitions 6M19 / 6M18 Results for the first six months of the years 2019 and 2018, respectively PHP Philippine Pesos Pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products. Operating EBITDA Operating earnings before other expenses, net, plus depreciation and operating amortization. Free Cash Flow Operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation), Maintenance Capital Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures Expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies, Strategic capital investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on expenditures projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Change in Working capital in Only include trade receivables, trade payables, receivables and payables from and to related parties, other current the Free cash flow receivables, inventories, other current assets, and other accounts payable and accrued expense. statements Net Debt Total debt minus cash and cash equivalents. 21

Contact Information Investor Relations Stock Information In the Philippines PSE: +632 849 3600 CHP chp.ir@cemex.com    22